

2012 Annual Report



[Innovation, Growth, Leadership]

A company's ability to stand the test of time is built on several elements that work successfully together to attain a common goal. At Whirlpool Corporation, our recipe for winning includes smart innovation, strategic growth and industry leadership. We succeed because we always keep sight of our purpose and our passion: Improving lives every day through world-class products and services.

IMPROVING LIVES

CREATING VALUE











Whirlpool

Whirlpool brand White Ice Kitchen Collection



Jeff M. Fettig
Chairman of the Board and
Chief Executive Officer

2012 was a year of outstanding performance at Whirlpool Corporation. At the end of 2011, we made the commitment to focus on those things we control to capitalize on our long-term growth opportunities. We said we would realize cost-based pricing actions, reduce our fixed-cost structure, deliver ongoing cost-productivity programs and accelerate product innovation to the marketplace. We achieved those goals. Our clear focus on these actions, along with strong execution throughout our business, yielded excellent results in 2012. These outcomes enabled us to strengthen our robust foundation and have allowed us to invest in our business for future success.

CHAIRMAN'S MESSAGE
WHIRLPOOL CORPORATION

2012 RESULTS

Our consistent and disciplined execution of the actions we laid out resulted in four straight quarters of year-over-year ongoing business operations margin improvement in 2012.

- Revenues were up approximately 3 percent — excluding the impact of foreign currency and BEFIEX tax credits — as our strong price and mix continued throughout the year.
- Our underlying cash flow generation from ongoing business operations improved by more than $550 million.
- $155 million was returned to our shareholders during the year through dividends.

These results underscore the success we can achieve when we focus on the key drivers we control. As in prior years, 2012 brought external challenges. We faced negative demand in North America, Europe and Asia. In addition, raw material costs were more than $300 million higher; inflation climbed to double digits in emerging markets; and we had severe currency devaluation in our key markets of Brazil and India. The 68,000 people of Whirlpool Corporation responded with great execution and a dedication to deliver on our performance commitments. For our people, it is about our core value of Integrity — doing what we say we will do. It's that simple.


#1 MAJOR
APPLIANCE
COMPANY
STRONGEST BRAND
PORTFOLIO
BEST
DISTRIBUTION
LEADING
SCALE

The Whirlpool Strategic Growth Strategy depicted on the *Whirlpool* brand *Resource Saver* 30-inch electric induction cooktop


$18.7
$18.1
2011
2012

REVENUE
$ IN BILLIONS


$7.05
$2.05
2011
2012

ONGOING BUSINESS OPERATIONS
DILUTED EARNINGS PER SHARE*

*Non-GAAP measure; see page 29 for reconciliation.

During the year, we successfully implemented cost-based price increases and drove a favorable mix of products in the marketplace. The restructuring actions we announced in 2011 remain on track to deliver $400 million in total program fixed-cost savings by the end of 2013. Our legacy legal liabilities are now largely behind us, and our strong underlying cash generation resulted in a $1.2 billion cash balance at the end of the year. The cash generation, combined with promising trends in U.S. housing and growth opportunities in emerging markets, created positive momentum going into 2013.

INNOVATION, GROWTH AND LEADERSHIP

The company continued to be recognized for its product leadership in 2012, receiving top ratings from leading consumer product evaluation groups. We will accelerate our actions in 2013, with higher investments in product development, technology and marketing in every region and for every product category. These investments begin with innovation that meets consumers' needs, and then focuses everything we do to produce iconic, winning brands and products that consumers want in their homes.

We know that we can best compete by focusing on introducing new and innovative products, building strong brands, continuing to expand globally, increasing our margins and improving our cost structure. Our growth opportunities include expansion into emerging markets in Latin America, the Middle East and Asia. In Latin America, for example, our business outside the Brazilian market is producing record sales and operating profit. To capitalize on this growth, we accelerated the launch of *Whirlpool* brand kitchen collections in 2012, and we will introduce a strong cadence of new products throughout our Latin America Region in 2013.

We are also continuing investments in higher-margin, faster-growing adjacent businesses, such as water filtration and small appliances. In 2012, we introduced new countertop appliances and accessories in Latin America, Europe and the United States, with additional launches targeted for 2013. At the same time, we maintained investments in our core appliance business to push the innovation that is fundamental to our growth. For example, in 2012 we introduced the *Whirlpool* brand Ice Collection, appliance suites with advanced innovation and design elements that were created based on the ways consumers intuitively use their appliances and expect them to fit in easily with their busy lifestyles.

These investments will position us well to succeed on a level competitive playing field that rewards investments in innovation, employees and manufacturing. As we begin 2013, we have appropriately set the bar for the future by promoting a fair trade environment in the United States, with the U.S. government voting to impose trade remedies on imports of unlawfully traded washers from South Korea and Mexico. This decision is a great victory for the U.S. appliance industry, and it is an important stride toward enforcing laws that enable a balanced competitive marketplace for manufacturers, their employees and consumers.

PRIORITIES FOR SUSTAINABLE SUCCESS

We will continue to deliver the highest levels of performance execution and build on the momentum of 2012. Our 2013 operating priorities of **Winning Products | Winning Performance | Winning People** will be crucial to our success and will support the achievement of our long-term growth strategy through:

- Appliance ownership growth in new and emerging markets
- Increased investments in our consumer-relevant product innovations
- Growth in our higher-margin adjacent businesses
- Continued cost- and capacity-reduction initiatives
- Advancing our global product leadership

Our ability to move our business forward with focus, consistency, discipline and speed will strengthen our industry leadership this year and in the years to come. We are encouraged by positive global trends that will allow us to gain better traction from our actions. We see structural demand growth returning in the U.S., our largest market, driven by improving housing starts, a modest return in discretionary spending and accelerated appliance replacement, based on typical usage cycles. Growth opportunities in emerging markets are also expanding, with low appliance penetration levels in key regions and strong underlying fundamentals. Our target of 8 percent operating margins by 2014 is well within our reach, as we further improve the mix of innovative new products, broaden our higher-margin adjacent businesses, continue executing our cost- and capacity-reduction programs and maintain cost productivity.

In 2013, we will continue to make progress on our roadmap for growth with great brands that bring leading consumer-relevant innovation into consumers' homes through outstanding products. This map is a proven course for our sustained success, framing the positive performance we expect and creating long-term value for our shareholders.

At Whirlpool, we have only seen the beginning of our return to value-creating results. We believe that the best is yet to come as we work together, evolving into a leading global branded consumer-products company.

Sincerely,



Jeff M. Fettig
Chairman of the Board and Chief Executive Officer



$0.3
$0.9
2011
2012

ONGOING BUSINESS OPERATIONS CASH FLOW*
$ IN BILLIONS

*Non-GAAP measure; see page 29 for reconciliation.



36.8%
36.0%
2011
2012

DEBT/TOTAL CAPITAL**

**Total debt divided by total debt and total stockholders' equity.

[Innovation, Growth, Leadership]

Quality. Ease. Integrity. It begins with a deep entrepreneurial spirit and a clear sense of purpose — to create high-quality products that fit perfectly within the home. This vision unifies us and challenges us to be agile, smart and to always improve. We are inspired by an acute understanding of what our consumers want and how they use appliances in their daily lives. And we invest time, resources and discipline to infuse that awareness into everything we design.



In Europe, the ***Whirlpool*** brand *iXelium* Supreme Design cooktop, winner of the 2012 iF Gold Product Design Award

BROAD VISION
PRECISE ACTIONS

Day in and day out, our employees produce leading innovation that meets the needs and fits the lifestyles of our consumers. Our work is recognized with numerous innovation, leadership and sustainability awards, including: No. 1 in *Fortune* magazine's World's Most Admired Companies list — Home Equipment, Furnishings industry; one of the Most Respected U.S. Companies by *Forbes* magazine and the Reputation Institute; and, one of *Corporate Responsibility Magazine*'s 100 Best Corporate Citizens.

[Innovation]





[Growth]

[Leadership]



25% faster*

RAPID PREHEAT SAVES COOKING TIME AND ENERGY

35% better

DISHWASHER USES SENSOR CYCLE, AUTOMATICALLY SELECTS RIGHT SETTINGS

Simply Innovation

Whirlpool brand
Black Ice Kitchen Collection





Whirlpool

25% larger**

USABLE SHELF SPACE WITH *MICROEDGE* SPILL CONTROL SHELVES

*Single-rack baking with Rapid Preheat option versus three-rack without option.
**Compared to *Whirlpool* brand French door refrigerators without *MicroEdge* shelves.

Appliances from Whirlpool Corporation do things the way you do them. Your intuition for how to get things done is something we value so much, we've put it into our appliances — making guesswork a thing of the past. Every machine is designed to help you manage your home precisely the way you want — easier, faster and smarter.

Products like the *Whirlpool* brand *Duet* Steam front-load laundry pair use technology to sense and adapt to the needs of each load washed. By adapting to each situation, intuitive sensors make key refinements — precisely adjusting detergent and water levels for the best clean possible — getting great results while using less water and energy. Every detail is attended to.



Whirlpool brand *Duet* Steam front-load laundry with Precision Dispense Ultra

Sophisticated. Not complicated. At Whirlpool Corporation, we advance technology to the point of simplicity, creating innovation that's forward-thinking for what we choose to put in it — and what we don't. At Whirlpool, making the best appliances through constant innovation is a given. Like you, we never stop seeking smarter ways to help run a home. Great design that fits seamlessly into life ... and is truly a pleasure to live with.

INNOVATION IS IN THE DETAILS



$18 billion

REVENUE IN 2012

GROWTH THROUGH GEOGRAPHIC EXPANSION

Sales by Region



North America 57%
Latin America 19%
EMEA 21%
Asia 3%
2008



North America 52%
Latin America 27%
EMEA 16%
Asia 5%
2012

Jenn-Air brand Lakefront Kitchen in Euro-Style stainless and Custom Panel Overlay design

At Whirlpool Corporation, we are extending our portfolio of leading brands across all markets and appliance categories, reaching consumers with new and exciting products in nearly every part of the world. We have experienced tremendous growth as more consumers in emerging markets — like Latin America, China, India and the Middle East — are able to purchase appliances. Through our nimble regional manufacturing and supply chain organizations, along with our restructuring actions, we are ready to meet their needs with products that fit their lifestyles.

GLOBAL STRATEGY
REGIONAL EXECUTION



Brastemp brand *Ative!* washer

Inspired by the people who use our products, we anticipate needs and create modern solutions that fit their unique lifestyles. In Brazil, the *Brastemp* brand *Ative!* washers offer a Smart & Fast system that washes clothes quickly while providing the leading design and quality our consumers expect. Similarly, the *Whirlpool* brand *ACE* Wash Station meets the needs of consumers in India who have smaller living areas, taking less space and allowing easy movement from location to location within the home. Our deeply embedded consumer-centric innovation capability continuously produces results through strong brands to improve consumers' lives.



Whirlpool brand *Mini ACE* Wash Station, 2012 Silver Edison Award for Best New Product

We are never satisfied with the status quo, always looking ahead to find solutions for our consumers beyond core appliances. In 2012, we extended our accessories business into Latin America, launching new lines through our *Consul* and *Brastemp* brands. Simple, easy-to-use products that work seamlessly with our major appliances. That is product leadership — innovation that provides lasting value for consumers and shareholders.


Saco a vácuo
Saco a vácuo

Consul brand *Conserva Facil* vacuum packaging line



KitchenAid Artisan Series Stand Mixer in Green Apple

Expansion into adjacent businesses is a rapidly growing, value-creating part of our global strategy. From our original expand-the-core product segment, the high-quality *KitchenAid* Stand Mixer, to today's blenders, food processors, cookware, textiles, water purifying products and garage organization, our branded consumer product businesses now represent approximately 22 percent of our annual revenues. In the kitchen, laundry room and outside the home, we provide compelling consumer product solutions.

STRATEGIC GROWTH OPPORTUNITIES



$1 billion brands

FIVE OF OUR BRANDS EACH GENERATE MORE THAN $1 BILLION IN ANNUAL SALES.

Consul brand kitchen in Brazil

The success of the company's global business is driven by our ability to truly understand and fulfill consumer needs, develop highly innovative branded solutions, effectively serve our trade customers and continuously improve quality and productivity. Our brands are trusted by consumers around the globe. By listening to them and understanding their needs and lifestyles, we provide designs and features that fit easily into the ways everyday life is lived.

CONTINUED BRAND EXPANSION
NOW THAT'S FORWARD THINKING


Whirlpool
HOME APPLIANCES

MAYTAG
KitchenAid® JENN-AIR®

Amana®

BRASTEMP
Consul Bauknecht Mehr als Technik

We are dedicated to creating household appliances that are appealing and easy to use. In Europe, the *Whirlpool* brand Art Gallery hoods remove odors and steam and are available in a large selection of colors and designs. The artistic panels are easily interchangeable; consumers can buy and install them affordably to quickly change the look. Bring a touch of art to the kitchen with these innovative hoods that are a pleasure to look at and a joy to cook with.



Whirlpool brand
Art Gallery hood in
Cocktail design

[Innovation, Growth, Leadership]

At Whirlpool Corporation, we set the standard for the industry. From a strong foundation of timeless, classic design and unmatched craftsmanship, we strive to be better, stronger and faster. Today's excellence is the basis for tomorrow's even better solutions. This mindset infuses everything we do. From concept to manufacturing to efficiently providing products to consumers, we push ourselves to deliver an unmatched pipeline of new products. In 2013, we are increasing our investments in new innovation and marketing because we believe that the best way to grow, expand margins and win in the marketplace is through product innovation. This is central to our growth, and it's the cornerstone for maintaining our consumers' trust.

PRODUCT LEADERSHIP
AT THE CENTER OF WHAT WE DO

In 2012, we launched new cooking products in North America from our new Cleveland, Tenn., manufacturing facility. This state-of-the-art production facility and distribution center is the largest premium cooking plant in the world. We anticipate earning LEED (Leadership in Energy and Environmental Design) Gold certification in recognition of the facility's energy efficient and technologically advanced manufacturing processes. The *Maytag* brand 30-inch electric double wall oven — manufactured in the Cleveland facility — offers Power Preheat and *EvenAir* true convection. It is built to cook everything from dinner for two to large family feasts. Quality, innovation, performance. That's leadership.



Maytag brand 30-inch electric double wall oven



Whirlpool brand Fusion
kitchen suite in Europe


JENN-AIR


JENN-AIR


JENN-AIR





68,000 employees

OUR PEOPLE ARE THE FOUNDATION OF OUR SUCCESS.

The best possible performance requires the best possible talent. In every corner of the company, our 68,000 employees are empowered to be both bold and innovative in a performance-driven environment that rewards results. We bring our different experiences and backgrounds together to unlock new, relevant consumer solutions. Our leadership and diversity are recognized by others. For example, the company has attained a perfect score of 100 from the Human Rights Campaign's U.S. Corporate Equality Index for nine consecutive years. Together, we create the strongest and most innovative brands around the world. We have deep-seated ethical standards — our values of Integrity, Respect, Diversity and Inclusion, Teamwork and the Spirit of Winning are the core of who we are and how we work. That's Whirlpool.

QUALITY, EXCELLENCE, STRENGTH

OUR PEOPLE

At Whirlpool Corporation, we believe that innovation comes from anyone and anywhere within our company. Every room is a draft room. Every person an inventor. And every mind holds the next big idea that will change our company and transform the lives of our consumers.



Manufacturing employee in Brazil

Every day we strive to craft solutions that minimize the effect on the environment while transforming the lives of our customers and communities. Because of our commitment to water efficiency, we know that water is valuable — a person's water intake is one of the most important factors for health, preventing disease and protecting the body against aging. Therefore, it is important to ensure its quality and purity. We designed the *Brastemp* brand's Water Purifier with a filtration system that ensures 100 percent pure water, free of chlorine and fluorine while retaining minerals essential for health. The purifier also helps reduce the number of plastic bottles in landfills — that's healthier for you and the environment.



Brastemp brand *Ative!* Water Purifier

[Innovation, Growth, Leadership]

Sustainable products. Sustainable homes. Sustainable communities. We know how to translate those values and needs into products, services and community impact. Delivered effortlessly to fit within everyday life. This commitment runs deep. That is why we continue to develop innovative products that minimize environmental impact; run our factories efficiently; and volunteer in our communities. It is at the heart of what we do and our investment in the future.

THE SMALLEST THINGS MAKE THE BIGGEST DIFFERENCE











Bauknecht brand BlackLine Range kitchen suite, winner of the 2013 Plus X Award for High Quality, Design and Functionality

We were focused on sustainability long before it became the norm. Constant improvement is not an option ... it's our imperative. From reducing our water and energy use, cutting our emissions and waste, and crafting highly efficient products, our perspective is holistic. We are helping to develop new standards that look at an appliance across its entire life cycle — from manufacturing to home use to end of life. We also have set vigorous goals for today and the future. We are on track to significantly exceed our 2012 greenhouse gas reduction goal, and we are targeting zero manufacturing landfill waste by 2022. Driving value beyond the expected, we will continue to push to do more with less while leading responsibly.

INNOVATIVE SOLUTIONS THAT IS OUR RESPONSIBILITY



The *Bauknecht* brand six-litre dishwasher sets new standards in performance and efficiency, combining perfect cleaning results with low resource consumption. It earned the 2012 Kitchen Innovation of the Year Award in Europe.



The new office complex in Benton Harbor, Mich., is LEED Platinum Certified, delivering a positive, eco-friendly work environment.



People matter. It is for this reason that we maintain strong connections to the communities where our employees live and work. We hold a fundamental belief that there is more we can accomplish by further focusing our talent and resources to help meet community needs. Through our signature charities, volunteerism and Whirlpool Foundation strategic initiatives, we are finding new, creative ways to make lasting community investments.

[Innovation, Growth, Leadership]

Whirlpool Corporation drives economic growth by investing in people who design, engineer and assemble our products, and these same people help build up our communities. We have built a culture of responsibility that is good for our business, the environment and society overall. Our culture of doing the right things, quietly working behind the scenes to strengthen the economic and social fabric of the communities in which we operate, has enabled our consumers to trust us and team up with us. By joining together with others, we nurture positive, sustaining and thriving communities. This allows us to focus our investments back into the very communities that drive our success, creating a culture of collective impact.

SOCIAL RESPONSIBILITY IS RESPONSIBLE BUSINESS

Performance Scorecard

Community Relations, including Whirlpool Foundation	**49%**	Employee volunteerism (% of salaried population) in 2012
	424,000	Employee volunteerism (hours volunteered by salaried population) in 2012
	300+	Nonprofit organizations impacted globally through volunteerism and donations
	38	Whirlpool Sons & Daughters Scholarships, honor and incentive awards given in 2012
	100+	Whirlpool Sons & Daughters Scholarship and award recipients currently attending colleges and universities across the U.S.

Signature Charities

United Way®	**$3.4 million**	Employee and retiree United Way® campaign totals in the United States and Canada (including dollar-for-dollar match by Whirlpool Foundation) in 2012
Habitat for Humanity®	**76,000**	Families helped across the globe since 1999
	40	Number of countries in which Whirlpool Corporation employees have helped provide affordable housing
	150,000	Number of donated ranges and ENERGY STAR® qualified refrigerators
Cook for the Cure®	**15 Years**	Direct program support through the *KitchenAid* brand
Boys & Girls Clubs of America®	**27,300**	Number of Club youth served through the *Maytag* Dependable Club Awards 2010–2012
	28	Total *Maytag* Dependable Awards given 2010–2012
Instituto Consulado da Mulher®	**1,851**	Number of people advised on small business management in 2012
	86%	People in the Consulado da Mulher program who are generating income through small businesses
	8,522	People who, directly and indirectly, benefit by income generated through the program
	160	Small businesses being advised by Consulado da Mulher
	20	States in Brazil where small businesses are being advised by the program

Whirlpool Corporation's 2012 global sustainability report will be available during the second half of 2013. For more information, see www.WhirlpoolCorp.com.



Through our partnership with Habitat for Humanity® International, Whirlpool served more than 24,500 families in Europe, including those who earned homes during the 2012 build in Romania.


THANK YOU
MAYTAG

The *Maytag* Dependable Club Awards recognize Clubs' exemplary efforts and dependability in helping youth achieve great futures.



Whirlpool brand
GREENKITCHEN

Performance Scorecard

Environmental

Resources consumed during manufacturing per major appliance produced

2009	2010	2011	
217	203.2	193.5	Energy intensity (megajoules)
0.187	0.177	0.147	Water intensity (cubic meters)
0.02	0.018	0.018	Greenhouse gas (GHG) emissions intensity (scope 1 & 2) (metric tons)
9.06	9.64	7.80	Waste intensity (kilograms)

Whirlpool Corporation's 2012 global sustainability report will be available during the second half of 2013. For more information, see www.WhirlpoolCorp.com.

73rd Senior PGA Championship, Presented by *KitchenAid*

Whirlpool Corporation has teamed up with nonprofit organizations and foundations in our headquarters community of Benton Harbor, Mich., to develop a common strategy for community improvement. The Harbor Shores development — which includes a Jack Nicklaus Signature golf course — is one of many local community projects resulting from that work. The golf course operates as a nonprofit, with all profits being reinvested in the Benton Harbor community. In May, the PGA® of America joined with Whirlpool Corporation's *KitchenAid* brand to bring the top senior professional golfers, international media and golf fans to Southwest Michigan for the 73rd Senior PGA Championship, hosted at The Golf Club at Harbor Shores. In conjunction with the Senior PGA Championship, the PGA® of America pledged $300,000 to the Boys & Girls Club® of Benton Harbor.


SENIOR PGA
CHAMPIONSHIP
PRESENTED BY KitchenAid
Aid
S MADE

73rd Senior PGA Championship, presented by *KitchenAid*

FINANCIAL SUMMARY

The following is a summary of Whirlpool Corporation's financial condition and results of operations for 2012, 2011 and 2010. For a more complete understanding of our financial condition and results, this summary should be read together with Whirlpool Corporation's Consolidated Financial Statements and related notes, and "Management's Discussion and Analysis." This information appears in the Financial Supplement to the Company's Proxy Statement and in the Financial Supplement to the 2012 Annual Report on Form 10-K filed with the Securities and Exchange Commission, both of which are also available on the company's website at www.WhirlpoolCorp.com.

FORWARD-LOOKING PERSPECTIVE

We currently estimate earnings per diluted share and industry demand for 2013 to be within the following ranges:

	2013 Outlook
Estimated GAAP diluted earnings per share, for the year ending December 31, 2013	**$9.80–$10.30**
Including:	
BEFIEX credits	$(0.81)
Restructuring expense	$1.75
U.S. Energy Tax Credits[1]	$(1.50)
Estimated ongoing business operations diluted earnings per share	$9.25–$9.75
Industry demand	
North America	2%–3%
Latin America	3%–5%
EMEA	0%–0%
Asia	3%–5%

(1) 2013 Outlook includes the expected impact of the U.S. Energy Tax Credits earned in 2012 and 2013. The benefit earned for both years will be recognized in 2013.

For the full-year 2013, we expect to generate free cash flow between $600 million and $650 million, including restructuring cash outlays of up to $245 million, capital spending of $600 million to $650 million and U.S. pension contributions of up to $140 million.

The table below reconciles projected 2013 cash provided by operations determined in accordance with GAAP to free cash flow, a non-GAAP measure. Management believes that free cash flow provides stockholders with a relevant measure of liquidity and a useful basis for assessing Whirlpool's ability to fund its activities and obligations. There are limitations to using non-GAAP financial measures, including the difficulty associated with comparing companies that use similarly named non-GAAP measures whose calculations may differ from our calculations. We define free cash flow as cash provided by continuing operations after capital expenditures and proceeds from the sale of assets/businesses.

(Billions of dollars)	2013 Outlook
Cash provided by operating activities	$1.2–$1.3
Capital expenditures and proceeds from sale of assets/businesses	(0.6)–(0.65)
Free cash flow	$0.6–$0.65

The projections above are based on many estimates and are inherently subject to change based on future decisions made by management and the Board of Directors of Whirlpool, and significant economic, competitive and other uncertainties and contingencies.

ONGOING BUSINESS OPERATIONS DILUTED EARNINGS PER SHARE

The reconciliation provided below reconciles the non-GAAP financial measure, ongoing business operations diluted earnings per share, with the most directly comparable GAAP financial measure, reported diluted earnings per share, for the twelve months ended December 31, 2012 and December 31, 2011. For more information, see document titled "GAAP Reconciliations" at investors.WhirlpoolCorp.com/annuals.cfm.

	Twelve Months Ended December 31,	
	2012	2011
Reported diluted earnings per share	**$ 5.06**	$ 4.99
Restructuring expense	**2.15**	1.13
Brazilian tax credits (BEFIEX)	**(0.47)**	(3.41)
Brazilian collection dispute & antitrust resolutions	**0.32**	4.85
Investment and intangible impairment	**0.12**	—
Benefit plan curtailment gain	**(0.38)**	(0.28)
Contract and patent resolutions	**0.17**	—
Supplier quality recovery	**—**	(0.49)
Energy Tax Credits ($366 million)	**—**	(4.68)
Supplier-related quality issue	**—**	(0.06)
Tax rate adjustment	**0.08**	—
Ongoing business operations diluted earnings per share	**$ 7.05**	$ 2.05

ONGOING BUSINESS OPERATIONS CASH FLOW

The reconciliation provided below reconciles the non-GAAP financial measure, ongoing business operations cash flow, with the most directly comparable GAAP financial measure, cash provided by operating activities, for the twelve months ended December 31, 2012 and December 31, 2011. For more information, see document titled "GAAP Reconciliations" at investors.WhirlpoolCorp.com/annuals.cfm.

(Billions of dollars)	**2012**	2011
Cash provided by operating activities	**$ 0.7**	$ 0.5
Capital expenditures and proceeds from sale of assets	**(0.5)**	(0.6)
Free cash flow	**$ 0.2**	$(0.1)
Brazilian collection dispute	**0.3**	0.3
Antitrust resolutions	**0.1**	0.0
Restructuring cash	**0.2**	0.1
Brazilian tax credits	**(0.0)**	(0.3)
Supplier quality recovery	**—**	(0.1)
Contract and patent resolutions	**0.0**	—
Pension contributions	**0.2**	0.3
Ongoing business operations cash flow	**$ 0.9**	$ 0.3

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements made by us or on our behalf. Certain statements contained in this annual report, including those within the forward-looking perspective section within the Management's Discussion and Analysis, and other written and oral statements made from time to time by us or on our behalf do not relate strictly to historical or current facts and may contain forward-looking statements that reflect our current views with respect to future events and financial performance. As such, they are considered "forward-looking statements" which provide current expectations or forecasts of future events. Such statements can be identified by the use of terminology such as "may," "could," "will," "should," "possible," "plan," "predict," "forecast," "potential," "anticipate," "estimate," "expect," "project," "intend," "believe," "may impact," "on track," and similar words or expressions. Our forward-looking statements generally relate to our growth strategies, financial results, product development, and sales efforts. These forward-looking statements should be considered with the understanding that such statements involve a variety of risks and uncertainties, known and unknown, and may be affected by inaccurate assumptions. Consequently, no forward-looking statement can be guaranteed and actual results may vary materially.

This document contains forward-looking statements about Whirlpool Corporation and its consolidated subsidiaries ("Whirlpool") that speak only as of this date. Whirlpool disclaims any obligation to update these statements. Forward-looking statements in this document may include, but are not limited to, statements regarding expected earnings per share, cash flow, productivity and material and oil-related prices. Many risks, contingencies and uncertainties could cause actual results to differ materially from Whirlpool's forward-looking statements. Among these factors are: (1) intense competition in the home appliance industry reflecting the impact of both new and established global competitors, including Asian and European manufacturers; (2) Whirlpool's ability to continue its relationship with significant trade customers and the ability of these trade customers to maintain or increase market share; (3) changes in economic conditions which affect demand for our products, including the strength of the building industry and the level of interest rates; (4) inventory and other asset risk; (5) risks related to our international operations, including changes in foreign regulations, regulatory compliance and disruptions arising from natural disasters or terrorist attacks; (6) the uncertain global economy; (7) the ability of Whirlpool to achieve its business plans, productivity improvements, cost control, price increases, leveraging of its global operating platform, and acceleration of the rate of innovation; (8) Whirlpool's ability to maintain its reputation and brand image; (9) fluctuations in the cost of key materials (including steel, oil, plastic, resins, copper and aluminum) and components and the ability of Whirlpool to offset cost increases; (10) litigation, tax, and legal compliance risk and costs, especially costs which may be materially different from the amount we expect to incur or have accrued for; (11) product liability and product recall costs; (12) the effects and costs of governmental investigations or related actions by third parties; (13) Whirlpool's ability to obtain and protect intellectual property rights; (14) the ability of suppliers of critical parts, components and manufacturing equipment to deliver sufficient quantities to Whirlpool in a timely and cost-effective manner; (15) health care cost trends, regulatory changes and variations between results and estimates that could increase future funding obligations for pension and postretirement benefit plans; (16) information technology system failures and data security breaches; (17) the impact of labor relations; (18) our ability to attract, develop and retain executives and other qualified employees; (19) changes in the legal and regulatory environment including environmental and health and safety regulations; and (20) the ability of Whirlpool to manage foreign currency fluctuations.

We undertake no obligation to update any forward-looking statement, and investors are advised to review disclosures in our filings with the Securities and Exchange Commission. It is not possible to foresee or identify all factors that could cause actual results to differ from expected or historic results. Therefore, investors should not consider the foregoing factors to be an exhaustive statement of all risks, uncertainties, or factors that could potentially cause actual results to differ from forward-looking statements.

Additional information concerning these and other factors can be found in Whirlpool Corporation's filings with the Securities and Exchange Commission, including the most recent annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

PERFORMANCE GRAPH

The graph below depicts the yearly dollar change in the cumulative total stockholder return on our common stock with the cumulative total return of Standard & Poor's (S&P) Composite 500 Stock Index and the cumulative total return of the S&P 500 Household Durables Index for the years 2007 through 2012.* The graph assumes $100 was invested on December 31, 2007, in Whirlpool Corporation common stock, the S&P 500 and the S&P Household Durables Index.

*Cumulative total return is measured by dividing (1) the sum of (a) the cumulative amount of the dividends for the measurement period, assuming dividend reinvestment, and (b) the difference between share price at the end and at the beginning of the measurement period by (2) the share price at the beginning of the measurement period.

TOTAL RETURN TO SHAREHOLDERS

(Includes reinvestment of dividends)

	Annual Return Percentage Years Ending				
Company/Index	Dec. '08	Dec. '09	Dec. '10	Dec. '11	**Dec. '12**
Whirlpool Corporation	(47.96)%	103.39%	12.45%	(45.00)%	**120.12%**
S&P 500 Index	(37.00)	26.46	15.06	2.11	**16.00**
S&P 500 Household Durables	(42.57)	36.06	22.87	(2.88)	**71.57**

	Base Period	Indexed Returns Years Ending				
Company/Index	Dec. '07	Dec. '08	Dec. '09	Dec. '10	Dec. '11	**Dec. '12**
Whirlpool Corporation	$100	$52.04	$105.85	$119.03	$65.47	**$144.10**
S&P 500 Index	100	63.00	79.67	91.68	93.61	**108.59**
S&P 500 Household Durables	100	57.43	78.15	96.02	93.25	**160.00**



$160
120
80
40
0
2007
2008
2009
2010
2011
2012
WHIRLPOOL CORPORATION
S&P 500 INDEX
S&P 500 HOUSEHOLD DURABLES

WHIRLPOOL CORPORATION

Consolidated Statements of Income

(Millions of dollars, except per share data)

Year Ended December 31,	2012	2011	2010
Net sales	**$18,143**	$18,666	$18,366
Expenses			
Cost of products sold	**15,250**	16,089	15,652
Gross margin	**2,893**	2,577	2,714
Selling, general and administrative	**1,757**	1,621	1,604
Intangible amortization	**30**	28	28
Restructuring costs	**237**	136	74
Operating profit	**869**	792	1,008
Other income (expense)			
Interest and sundry income (expense)	**(112)**	(607)	(197)
Interest expense	**(199)**	(213)	(225)
Earnings (loss) before income taxes	**558**	(28)	586
Income tax expense (benefit)	**133**	(436)	(64)
Net earnings	**425**	408	650
Less: Net earnings available to noncontrolling interests	**24**	18	31
Net earnings available to Whirlpool	**$ 401**	$ 390	$ 619
Per share of common stock			
Basic net earnings available to Whirlpool	**$ 5.14**	$ 5.07	$ 8.12
Diluted net earnings available to Whirlpool	**$ 5.06**	$ 4.99	$ 7.97
Dividends	**$ 2.00**	$ 1.93	$ 1.72
Weighted-average shares outstanding (in millions)			
Basic	**78.1**	76.8	76.2
Diluted	**79.3**	78.1	77.6

Consolidated Statements of Comprehensive Income

(Millions of dollars)

Year Ended December 31,	**2012**	2011	2010
Net earnings	**$ 425**	$ 408	$650
Other comprehensive loss, before tax:			
Foreign currency translation adjustments	**(36)**	(86)	(59)
Derivative instruments:			
Net gain (loss) arising during period	**(17)**	(62)	70
Less: reclassification adjustment for gain (loss) included in net earnings	**(25)**	80	47
Derivative instruments, net	**8**	(142)	23
Marketable securities:			
Net gain (loss) arising during period	**2**	(13)	(10)
Less: reclassification adjustment for gain (loss) included in net earnings	**(7)**	(9)	—
Marketable securities, net	**9**	(4)	(10)
Defined benefit pension and postretirement plans:			
Prior service credit arising during period	**2**	148	41
Net gain (loss) arising during period	**(384)**	(283)	44
Less: amortization of prior service credit and actuarial loss	**38**	42	61
Defined benefit pension and postretirement plans, net:	**(420)**	(177)	24
Other comprehensive loss, before tax	**(439)**	(409)	(22)
Income tax benefit related to items of other comprehensive loss	**130**	71	—
Other comprehensive loss, net of tax	**(309)**	(338)	(22)
Comprehensive income	**116**	70	628
Less: comprehensive income, available to noncontrolling interests	**20**	13	34
Comprehensive income available to Whirlpool	**$ 96**	$ 57	$594

Consolidated Balance Sheets

(Millions of dollars, except share data)

At December 31,	2012	2011
Assets		
Current assets		
Cash and equivalents	**$ 1,168**	$ 1,109
Accounts receivable, net of allowance of $60 and $61, respectively	**2,038**	2,105
Inventories	**2,354**	2,354
Deferred income taxes	**558**	248
Prepaid and other current assets	**709**	606
Total current assets	**6,827**	6,422
Property, net of accumulated depreciation of $6,070 and $6,146, respectively	**3,034**	3,102
Goodwill	**1,727**	1,727
Other intangibles, net of accumulated amortization of $211 and $177, respectively	**1,722**	1,757
Deferred income taxes	**1,832**	1,893
Other noncurrent assets	**254**	280
Total assets	**$15,396**	$15,181
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable	**$ 3,698**	$ 3,512
Accrued expenses	**692**	951
Accrued advertising and promotions	**419**	429
Employee compensation	**520**	365
Notes payable	**7**	1
Current maturities of long-term debt	**510**	361
Other current liabilities	**664**	678
Total current liabilities	**6,510**	6,297
Noncurrent liabilities		
Long-term debt	**1,944**	2,129
Pension benefits	**1,636**	1,487
Postretirement benefits	**422**	430
Other noncurrent liabilities	**517**	558
Total noncurrent liabilities	**4,519**	4,604
Stockholders' equity		
Common stock, $1 par value, 250 million shares authorized, 108 million and 106 million shares issued and 79 million and 76 million shares outstanding, respectively	**108**	106
Additional paid-in capital	**2,313**	2,201
Retained earnings	**5,147**	4,922
Accumulated other comprehensive loss	**(1,531)**	(1,226)
Treasury stock, 29 million and 30 million shares, respectively	**(1,777)**	(1,822)
Total Whirlpool stockholders' equity	**4,260**	4,181
Noncontrolling interests	**107**	99
Total stockholders' equity	**4,367**	4,280
Total liabilities and stockholders' equity	**$15,396**	$15,181

Consolidated Statements of Cash Flows

(Millions of dollars)

Year Ended December 31,	**2012**	2011	2010
Operating activities			
Net earnings	**$ 425**	$ 408	$ 650
Adjustments to reconcile net earnings to cash provided by operating activities:			
Depreciation and amortization	**551**	558	555
Curtailment gain	**(52)**	(35)	(62)
Increase (decrease) in LIFO inventory reserve	**(13)**	54	4
Brazilian collection dispute	**(275)**	144	63
Changes in assets and liabilities:			
Accounts receivable	**47**	(15)	187
Inventories	**(7)**	283	(595)
Accounts payable	**240**	25	341
Accrued advertising and promotions	**(13)**	14	(47)
Product recall	**—**	(15)	13
Taxes deferred and payable, net	**(68)**	(573)	(94)
Accrued pension and postretirement benefits	**(227)**	(349)	(111)
Employee compensation	**249**	(59)	(6)
Other	**(161)**	90	180
Cash provided by operating activities	**696**	530	1,078
Investing activities			
Capital expenditures	**(476)**	(608)	(593)
Proceeds from sale of assets	**10**	23	17
Investment in related businesses	**(28)**	(7)	(18)
Proceeds from sale of brand	**—**	—	15
Acquisition of brand	**—**	—	(27)
Other	**—**	(4)	—
Cash used in investing activities	**(494)**	(596)	(606)
Financing activities			
Repayments of long-term debt	**(361)**	(313)	(379)
Proceeds from borrowings of long-term debt	**322**	300	2
Net proceeds (repayments) from short-term borrowings	**6**	(2)	(20)
Dividends paid	**(155)**	(148)	(132)
Common stock issued	**43**	14	72
Purchase of noncontrolling interest shares	**—**	—	(12)
Other	**(3)**	(17)	(26)
Cash used in financing activities	**(148)**	(166)	(495)
Effect of exchange rate changes on cash and equivalents	**5**	(27)	11
Increase (decrease) in cash and equivalents	**59**	(259)	(12)
Cash and equivalents at beginning of year	**1,109**	1,368	1,380
Cash and equivalents at end of year	**$1,168**	$1,109	$1,368
Supplemental disclosure of cash flow information			
Cash paid for interest	**$ 197**	$ 208	$ 218
Cash paid for income taxes	**$ 177**	$ 136	$ 31

Report by Management on the Consolidated Financial Statements

The management of Whirlpool Corporation has prepared the accompanying financial statements. The financial statements have been audited by Ernst & Young LLP, an independent registered public accounting firm, whose report, based upon their audits, expresses the opinion that these financial statements present fairly the consolidated financial position, statements of income and cash flows of Whirlpool and its subsidiaries in accordance with accounting principles generally accepted in the United States. Their audits are conducted in conformity with the auditing standards of the Public Company Accounting Oversight Board (United States).

The financial statements were prepared from the Company's accounting records, books and accounts which, in reasonable detail, accurately and fairly reflect all material transactions. The Company maintains a system of internal controls designed to provide reasonable assurance that the Company's books and records, and the Company's assets are maintained and accounted for, in accordance with management's authorizations. The Company's accounting records, compliance with policies and internal controls are regularly reviewed by an internal audit staff.

The audit committee of the Board of Directors of the Company is composed of five independent directors who, in the opinion of the board, meet the relevant financial experience, literacy, and expertise requirements. The audit committee provides independent and objective oversight of the Company's accounting functions and internal controls and monitors (1) the objectivity of the Company's financial statements, (2) the Company's compliance with legal and regulatory requirements, (3) the independent registered public accounting firm's qualifications and independence, and (4) the performance of the Company's internal audit function and independent registered public accounting firm. In performing these functions, the committee has the responsibility to review and discuss the annual audited financial statements and quarterly financial statements and related reports with management and the independent registered public accounting firm, including the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations," to monitor the adequacy of financial disclosure. The committee also has the responsibility to retain and terminate the Company's independent registered public accounting firm and exercise the committee's sole authority to review and approve all audit engagement fees and terms and pre-approve the nature, extent, and cost of all non-audit services provided by the independent registered public accounting firm.



Larry M. Venturelli
Executive Vice President and
Chief Financial Officer
February 19, 2013

Management's Report on Internal Control Over Financial Reporting

The management of Whirlpool Corporation is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Whirlpool's internal control system is designed to provide reasonable assurance to Whirlpool's management and board of directors regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The management of Whirlpool assessed the effectiveness of Whirlpool's internal control over financial reporting as of December 31, 2012. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework*. Based on our assessment and those criteria, management believes that Whirlpool maintained effective internal control over financial reporting as of December 31, 2012.

Whirlpool's independent registered public accounting firm has issued an audit report on its assessment of Whirlpool's internal control over financial reporting. This report appears on page 39.



Jeff M. Fettig
Chairman of the Board and
Chief Executive Officer
February 19, 2013



Larry M. Venturelli
Executive Vice President and
Chief Financial Officer
February 19, 2013

Report of Independent Registered Public Accounting Firm

The Stockholders and Board of Directors

Whirlpool Corporation

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Whirlpool Corporation as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity (not presented separately here) and cash flows for each of the three years in the period ended December 31, 2012, and in our report dated February 19, 2013, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying financial statements (presented on pages 32 through 35) is fairly stated, in all material respects from which it has been derived.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Whirlpool Corporation's internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 19, 2013 expressed an unqualified opinion thereon.

Ernst & Young LLP

Chicago, Illinois
February 19, 2013

Report of Independent Registered Public Accounting Firm

The Stockholders and Board of Directors

Whirlpool Corporation

We have audited Whirlpool Corporation's internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Whirlpool Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Whirlpool Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Whirlpool Corporation as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012, and our report dated February 19, 2013 expressed an unqualified opinion thereon.

Ernst & Young LLP

Chicago, Illinois
February 19, 2013

Five-Year Selected Financial Data

(Millions of dollars, except share and employee data)

	2012	2011	2010	2009	2008
Consolidated Operations					
Net sales	**$18,143**	$18,666	$18,366	$17,099	$18,907
Restructuring costs	**237**	136	74	126	149
Depreciation and amortization[1]	**551**	558	555	525	597
Operating profit	**869**	792	1,008	688	549
Earnings (loss) before income taxes and other items	**558**	(28)	586	293	246
Net earnings	**425**	408	650	354	447
Net earnings available to Whirlpool	**401**	390	619	328	418
Capital expenditures	**476**	608	593	541	547
Dividends	**155**	148	132	128	128
Consolidated Financial Position					
Current assets	**$ 6,827**	$ 6,422	$ 7,315	$ 7,025	$ 6,044
Current liabilities	**6,510**	6,297	6,149	5,941	5,563
Accounts receivable, inventories and accounts payable, net	**694**	947	1,410	1,389	1,889
Property, net	**3,034**	3,102	3,134	3,117	2,985
Total assets	**15,396**	15,181	15,584	15,094	13,532
Long-term debt	**1,944**	2,129	2,195	2,502	2,002
Total debt[2]	**2,461**	2,491	2,509	2,903	2,597
Whirlpool stockholders' equity	**4,260**	4,181	4,226	3,664	3,006
Per Share Data					
Basic net earnings available to Whirlpool	**$ 5.14**	$ 5.07	$ 8.12	$ 4.39	$ 5.57
Diluted net earnings available to Whirlpool	**5.06**	4.99	7.97	4.34	5.50
Dividends	**2.00**	1.93	1.72	1.72	1.72
Book value[3]	**53.70**	53.50	54.48	48.48	39.54
Closing Stock Price—NYSE	**101.75**	47.45	88.83	80.66	41.35
Key Ratios					
Operating profit margin	**4.8%**	4.2%	5.5%	4.0%	2.9%
Pre-tax margin[4]	**3.1%**	(0.2)%	3.2%	1.7%	1.3%
Net margin[5]	**2.2%**	2.1%	3.4%	1.9%	2.2%
Return on average Whirlpool stockholders' equity[6]	**9.5%**	9.3%	15.7%	9.8%	10.7%
Return on average total assets[7]	**2.6%**	2.5%	4.0%	2.3%	3.0%
Current assets to current liabilities	**1.0**	1.0	1.2	1.2	1.1
Total debt as a percent of invested capital[8]	**36.0%**	36.8%	36.7%	43.6%	46.0%
Price earnings ratio[9]	**20.1**	9.5	11.2	18.6	7.5
Other Data					
Common shares outstanding (in thousands):					
Average number—on a diluted basis	**79,337**	78,143	77,628	75,584	76,019
Year-end common shares outstanding	**78,407**	76,451	76,030	74,704	73,536
Year-end number of stockholders	**12,759**	13,527	14,080	14,930	14,515
Year-end number of employees	**68,000**	68,000	71,000	67,000	70,000
Five-year annualized total return to stockholders[10]	**7.6%**	(8.1)%	3.8%	5.8%	(8.5)%

(1) Depreciation method changed prospectively from a straight-line method to a modified units of production method in 2009.
(2) Total debt includes notes payable and current and long-term debt.
(3) Total Whirlpool stockholders' equity divided by average number of shares on a diluted basis.
(4) Earnings (loss) before income taxes, as a percent of net sales.
(5) Net earnings available to Whirlpool, as a percent of net sales.
(6) Net earnings available to Whirlpool, divided by average Whirlpool stockholders' equity.
(7) Net earnings available to Whirlpool, divided by average total assets.
(8) Total debt divided by total debt and total stockholders' equity.
(9) Closing stock price divided by diluted net earnings available to Whirlpool.
(10) Stock appreciation plus reinvested dividends, divided by share price at the beginning of the period.

Shareholder and Other Information

Whirlpool Corporation's Annual Report on Form 10-K and other financial information, is available free of charge to stockholders.

The Financial Summary contained in this Annual Report should be read together with the Company's Consolidated Financial Statements and related notes, and the "Management's Discussion and Analysis." This information appears in the Financial Supplement to the Company's 2013 Proxy Statement and in the Financial Supplement to the 2012 Annual Report on Form 10-K, both of which are available on the company's website at www.WhirlpoolCorp.com.

This Annual Report contains forward-looking statements. These statements are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results could differ materially because of the factors discussed in the "Risk Factors" section of the Form 10-K.

The Annual Report on Form 10-K and company earnings releases for each quarter—typically issued in April, July, October and February—can be obtained by contacting:

Joe Lovechio
Senior Director, Investor Relations
Whirlpool Corporation
2000 N. M-63, Mail Drop 1208
Benton Harbor, MI 49022-2692
Telephone: 269-923-2641
Fax: 269-923-3525
Email: investor_relations@whirlpool.com

Stock Exchanges
Common stock of Whirlpool Corporation (exchange symbol: WHR) is listed on the New York and Chicago stock exchanges.

Annual Meeting
Whirlpool Corporation's next annual meeting is scheduled for April 16, 2013, at 8 a.m. (Central time), at 120 East Delaware Place, 8th Floor, Chicago.

Transfer Agent, Shareholder Records, Dividend Disbursements and Corporate Secretary
For information about or assistance with individual stock records, transactions, dividend checks or stock certificates, contact:

Computershare Trust Company, N.A.
Shareholder Services
P.O. Box 43069
Providence, RI 02940-3069
Telephone: 877-453-1504
Outside the United States: 781-575-2879
TDD/TTY for hearing impaired: 800-952-9245
www.computershare.com

For additional information, contact:

Bridget K. Quinn
Assistant Secretary
Whirlpool Corporation
2000 N. M-63, Mail Drop 2200
Benton Harbor, MI 49022-2692
Telephone: 269-923-5355
Email: corporate_secretary@whirlpool.com

Direct Stock Purchase Plan
As a participant in the DirectSERVICE Investment and Stock Purchase Program, you can be the direct owner of your shares of Whirlpool Corporation Common Stock.

New shareholders and current participants may make cash contributions of up to $250,000 annually, invested daily, with or without reinvesting their dividends, and can sell part of the shares held in the program without exiting the plan. There are modest transaction processing fees and brokerage commissions for purchases, sales and dividend reinvestment.

For details, contact Computershare or visit its website at www.us.computershare.com/Investor to enroll.

Stock-Split and Dividend History

March 1952:	2-for-1 stock exchange
December 1954:	100% stock dividend
May 1965:	2-for-1
May 1972:	3-for-1
December 1986:	2-for-1

Example: 100 shares of Whirlpool Corporation Common Stock purchased in February 1952 equaled 4,800 shares in January 2013.

For each quarter during 2012, Whirlpool Corporation paid a dividend of $0.50 per share.

Market Price

	High	Low	Close
4Q 2012	**$104.21**	**$82.35**	**$101.75**
3Q 2012	**86.47**	**59.85**	**82.91**
2Q 2012	**77.04**	**54.08**	**61.16**
1Q 2012	**79.39**	**47.72**	**76.86**
4Q 2011	$ 62.00	$45.22	$ 47.45
3Q 2011	82.99	47.35	49.91
2Q 2011	92.00	72.48	81.32
1Q 2011	92.28	79.15	85.36

Trademarks
Whirlpool, Maytag, Ice2O, Duet, TimeSavor, MicroEdge, Brastemp, iXelium, GREENKITCHEN, Resource Saver, Brand Ative!, ACE, Mini ACE, Consul, Conserva Facil, KitchenAid, Artisan, Jenn-Air, Amana, Bauknecht, Live Today, AquaLift, EvenAir and the shape of the stand mixer are trademarks of Whirlpool Corporation or its wholly or majority-owned affiliates.

Fast Company, Forbes, ENERGY STAR and certain other trademarks are owned by their respective companies.

Board of Directors

Samuel R. Allen[2,4]
Chairman and Chief Executive Officer,
Deere & Company

Gary T. DiCamillo[1,3]
Partner, Eaglepoint Advisors, LLC

Diane M. Dietz[2,3]
Executive Vice President and
Chief Marketing Officer,
Safeway, Inc.

Jeff M. Fettig
Chairman of the Board and
Chief Executive Officer,
Whirlpool Corporation

Kathleen J. Hempel[1,3]
Former Vice Chairman and
Chief Financial Officer,
Fort Howard Corporation

Michael F. Johnston[1,2]*
Former Chairman of the Board
and Chief Executive Officer,
Visteon Corporation

William T. Kerr[2,4]
Former President and
Chief Executive Officer,
Arbitron, Inc.

John D. Liu[1,3]
Managing Partner,
Richmond Hill Investments

Harish Manwani[2,3]
Chief Operating Officer, Unilever

Miles L. Marsh[1,4]
Former Chairman of the Board and
Chief Executive Officer,
Fort James Corporation

William D. Perez[3,4]
Senior Advisor to Greenhill & Co., Inc.

Michael A. Todman
President,
Whirlpool International,
Whirlpool Corporation

Michael D. White[2,4]
Chairman, President and
Chief Executive Officer,
DIRECTV GROUP, Inc.

(1) Audit Committee
(2) Corporate Governance and
Nominating Committee
(3) Finance Committee
(4) Human Resources Committee
*Presiding Director of the Whirlpool
Corporation Board

Executive Committee

Jeff M. Fettig
Chairman of the Board and
Chief Executive Officer

David A. Binkley
Senior Vice President,
Global Human Resources

Marc Bitzer
President,
Whirlpool North America

João Carlos Brega
Executive Vice President and
President, Whirlpool Latin America

José A. Drummond
Executive Vice President and
President, Whirlpool Europe,
Middle East and Africa

Kirsten J. Hewitt
Senior Vice President,
Corporate Affairs, General Counsel
and Corporate Secretary

David T. Szczupak
Executive Vice President,
Global Product Organization

Michael A. Todman
President,
Whirlpool International

Larry M. Venturelli
Executive Vice President and
Chief Financial Officer

Whirlpool Corporation and General Offices

World Headquarters and North America Region
2000 N. M-63
Benton Harbor, MI 49022-2692
Telephone: 269-923-5000

Europe, Middle East and Africa Region
Viale G. Borghi 27
21025 Comerio (VA), Italy
Telephone: 39-0332-759-111

Latin America Region
Av. das Nações Unidas
12.995, 32° andar
CEP 04578-000 São Paulo
SP Brazil
Telephone: 55-11-3787-6100

Asia Region — North
Building 8
No. 1888 Xing Jin Qiao Road
Pudong, Shanghai PRC 201206
Telephone: 86-21-6169-2999

Asia Region — South
Whirlpool of India Limited
Whirlpool House
Plot No. 40, Sector 44
Gurgaon — 122 002
Haryana, India
Telephone: 91-124-459-1300

Internet Address

Information about Whirlpool Corporation, including financial data, is available at: www.WhirlpoolCorp.com


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Annual Report Design: Curran & Connors, Inc. / www.curran-connors.com
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Whirlpool
CORPORATION

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